

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Andrew Bialecki
Chief Executive Officer
Klaviyo, Inc.
125 Summer Street
6th Floor
Boston, MA 02110

> **Re: Klaviyo, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 7, 2023**
> **CIK No. 0001835830**

Dear Andrew Bialecki:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 7, 2023

Business
Other Technology Partnerships, page 112

1. We note that your discussion of technology partnerships highlights several specific companies as partners. Please supplementally provide us with a description of these relationships, including whether there are any existing agreements with the named companies. To the extent any of these agreements are material, please summarize its terms and file it as an exhibit. Refer to Item 601 of Regulation S-K.

Note 2. Summary of Significant Accounting Policies
Shopify Collaboration Agreement, page F-9

2.   We note your response to prior comment 16. Please revise your note, and other disclosures as appropriate, explaining the customer acquisition and marketing services Shopify is providing, describing the calculation of the amounts payable for each of the Shopify Core Revenue Share and Shopify Plus Integration payment methods, and clarifying that Shopify is neither a reseller or distributor of your platform nor a provider of services on your behalf under the revenue sharing agreement.

         You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Bradley Weber